UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Aileron Therapeutics, Inc.

(Name of issuer)

Common Stock, par value $0.001

(Title of class of securities)

00887A 105

(CUSIP number)

Muneer A. Satter

c/o Satter Management Co., L.P.

676 N. Michigan Avenue, Suite 4000, Chicago, IL 60611

(312) 448-5500

COPY TO:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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(1)	Names of reporting persons Muneer A. Satter
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,640,792 shares (see Item 5(a))
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 7,640,792 shares (see Item 5(a))
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 7,640,792 shares (see Item 5(a))
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 25.1%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 0087A 105	Page 3 of 8

Item 1. Security and Issuer.

The class of equity security to which Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Aileron Therapeutics, Inc. (the “Company”). The principal executive offices of the Company are located at 490 Arsenal Way, Watertown, MA 02472.

Item 2. Identity and Background.

(a) Muneer A. Satter (the “Reporting Person”).

(b) The address of the principal business office of the Reporting Person is c/o Satter Management Co., L.P., 676 N. Michigan Avenue, Suite 4000, Chicago IL, 60611.

(c) The Reporting Person is Founder and Managing Partner of Satter Medical Technology Partners, L.P. (“SMTP”) or one of its affiliates, a private equity fund, and Chairman of Satter Investment Management LLC, a family office and private investment firm. The principal business of the Reporting Person is to make investments in both private and public companies in the medical technology industry (broadly defined to include biotech, medical devices and healthcare services) on behalf of SMTP and various trusts and other entities affiliated with the Reporting Person.

(d)-(e) During the last five years, the Reporting Person (and any general partner or controlling member of the various trusts and other entities affiliated with the Reporting Person) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person (and any general partner or controlling member of the various trusts and other entities affiliated with the Reporting Person) has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds.

On April 2, 2019, the Company closed a private placement (the “Offering”) of an aggregate of (i) 11,838,582 units, consisting of 11,838,582 shares of Common Stock and associated warrants to purchase an aggregate of 11,838,582 shares of Common Stock, for a combined price of $2.01 per unit and (ii) 1,096,741 units, consisting of pre-funded warrants to purchase 1,096,741 shares of Common Stock and associated warrants to purchase 1,096,741 shares of Common Stock, for a combined price of $2.01 per unit.

The Reporting Person acquired beneficial ownership of 3,731,343 units in the Offering consisting of 3,731,343 shares of Common Stock and associated warrants to purchase 3,731,343 shares of Common Stock (the “Warrants”) for an aggregate purchase price of approximately $7.5 million. The source of funds for the acquisition of shares in the offering was capital committed by the partners of SMTP.

Item 4. Purpose of the Transaction.

The Reporting Person has acquired beneficial ownership of the Common Stock and Warrants for investment purposes, and such acquisition has been made in the Reporting Person’s ordinary course of business.

In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock at such times, and in such manner, as he deems advisable to benefit from changes in the market prices of such Common Stock, changes in the Company’s operations, business strategy or prospects, or from a sale or merger of the Company or otherwise. To evaluate such alternatives, the Reporting Person will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity objectives and other investment considerations. Furthermore, in his capacity as a significant shareholder, the Reporting Person will from time to time discuss various matters with management and other directors of the Company, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

SCHEDULE 13D

CUSIP No. 0087A 105	Page 4 of 8

The Reporting Person has no current intention to propose changes in the Company’s operations, governance or capitalization, or to propose one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or to acquire additional shares of Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a)	Amount beneficially owned as of the date hereof:

Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 7,640,792 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include (a) 161,440 shares of Common Stock that are held by Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares; (b) 16,666 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares; (c) 3,731,343 shares of Common Stock that are held by SMTP for which the Reporting Person has sole voting and dispositive power over all such shares, and (d) Warrants to purchase 3,731,343 shares of Common Stock held by SMTP for which the Reporting Person has sole voting and dispositive power over all such Warrants and the underlying shares of Common Stock.

Percent of class:

In the aggregate, the Reporting Persons beneficially own 7,640,792 shares of Common Stock, or 25.1% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13D are based upon 26,713,617 shares of Common Stock outstanding as of April 2, 2019 (which includes 14,875,035 shares that the Company reported as outstanding as of March 26, 2019 in its Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 29, 2019, plus 11,838,582 shares the Company issued in a private placement that closed on April 2, 2019, as disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 1, 2019).

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

(c)	The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5(c), as applicable.

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

SCHEDULE 13D

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Securities Purchase Agreement

Pursuant to the securities purchase agreement (the “SPA”) entered into by the Company and the investors in the Offering, and as a condition to SMTP’s investment in the Company, the Board (i) elected Dr. Nolan Sigal, a partner at Satter Management Co., L.P., to the Board as a Class II director (with an initial term expiring at the Company’s 2019 annual meeting of stockholders), (ii) determined to nominate Dr. Sigal for election as a Class II director at the 2019 annual meeting of stockholders (with an initial term expiring at the Company’s 2022 annual meeting of stockholders) and to recommend that the Company’s stockholders vote “for” Dr. Sigal at the 2019 annual meeting of stockholders, (iii) appointed Dr. Sigal to the compensation committee and the nominating and governance committee of the Board and (iv) adopted written policies to require that the approval of the following matters by the Board will require a vote of at least two-thirds of the independent and disinterested members of the Board to (a) any increase in the Company’s aggregate indebtedness for borrowed money to any amount exceeding $2 million; (b) any transaction with Affiliates or related party transactions, (c) any increase in the size of the Board and (d) any amendment to the policies contemplated by clauses (a), (b) and (c).

Warrants

The Warrants are exercisable for shares of Common Stock at any time after the closing of the Offering and prior to the fifth anniversary of the closing at an exercise price of $2.00 per share. The Warrants are exercisable by net exercise.

The Warrants also provide that the Company may not effect any exercise of the Warrants, and the Warrants may not be exercised with respect to any portion of the Warrants, to the extent that such exercise would result in SMTP and its affiliates beneficially owning more than 19.99% of the outstanding Common Stock or outstanding voting power of the Company (including shares of Common Stock issuable upon exercise of the Warrants).

Registration Rights Agreement

The Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the investors in the Offering (including SMTP), pursuant to which the Company agreed to register for resale the shares of Common Stock, as well as the shares of Common Stock issuable upon exercise of the warrants issued in the Offering (the “Warrant Shares”). Under the Registration Rights Agreement, the Company has agreed to file a registration statement covering the resale by the investors of their shares of Common Stock and Warrant Shares within 30 days following the closing of the Offering. The Company has agreed to use commercially reasonable efforts to cause such registration statement to become effective and to keep such registration statement effective until the date the shares of Common Stock and Warrant Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Common Stock and Warrants.

In the event (i) the registration statement is not filed within 30 days following the closing date, (ii) the registration statement is not declared effective prior to the earlier of five trading days after the date which the Company is notified by the SEC that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff, (iii) the registration statement has not been declared effective within 90 days following the closing date, if the SEC staff determines not to review the registration statement, or within 120 days following the closing date if the SEC staff determines to review the registration statement or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason other than certain specified reasons, then the Company has agreed to make pro rata payments to each investor as liquidated damages in an amount equal to 1% of the aggregate amount invested by each such investor in the Registrable Securities per 30-day period or pro rata for any portion thereof for each such month during which such event continues.

The descriptions of the SPA, Warrants and Registration Rights Agreement included in this Schedule 13D do not purport to be a complete description and are qualified in their entirety by reference to the full text of such agreements, which are filed as part of this Schedule 13D and incorporated by reference herein.

SCHEDULE 13D

CUSIP No. 0087A 105	Page 6 of 8

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Securities Purchase Agreement, dated March 28, 2019, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 1, 2019)

Exhibit B:	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 1, 2019)

Exhibit C:	Registration Rights Agreement, dated March 28, 2019, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 1, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2019

By:	/s/ Muneer A. Satter
Muneer A. Satter

EXHIBIT INDEX

Exhibit A:	Securities Purchase Agreement, dated March 28, 2019, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 1, 2019)

Exhibit B:	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 1, 2019)

Exhibit C:	Registration Rights Agreement, dated March 28, 2019, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 1, 2019)